

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 3, 2010

Mr. Chunshi Li
Chief Executive Officer
China Yili Petroleum Company
c/o American Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

       Re: China Yili Petroleum Company
                   Form 10-K for the Fiscal Year Ended December 31, 2009
                   Filed April 15, 2010
                   File No. 001-51554

Dear Mr. Li:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                         Sincerely,

                                         Karl Hiller
                                         Branch Chief